Filed pursuant to Rule 424(b)(3)
Registration No. 333-220288

PROSPECTUS SUPPLEMENT NO. 5

to Prospectus dated
December 1, 2017

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GWG HOLDINGS, INC.

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The information contained in this Prospectus Supplement No. 5 supplements and amends our Prospectus dated December 1, 2017, as supplemented by Prospectus Supplement No. 1 dated March 30, 2018, Prospectus Supplement No. 2 dated May 11, 2018, Prospectus Supplement No. 3 dated August 15, 2018 and Prospectus Supplement No. 4 dated November 20, 2018 (collectively, the “Prospectus”). This Prospectus Supplement No. 5 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This Prospectus Supplement No. 5 is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 5 updates and supersedes the information contained in the Prospectus. Capitalized terms contained in this Prospectus Supplement No. 5 have the same meanings as in the Prospectus unless otherwise stated herein.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is January 4, 2019

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GWG HOLDINGS, INC.

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RECENT EVENTS

On December 28, 2018 GWG Holdings, Inc. completed the final closing contemplated by a Master Exchange Agreement with The Beneficient Company Group, L.P., a Delaware limited partnership (“Beneficient”), and certain other parties, which governs the strategic exchange of assets (the “Transaction”).

As a result of the final closing of the Transaction, we hold:

•        40,505,279 common units of Beneficient;

•        a $192,507,946 aggregate principal amount commercial loan to Beneficient (which includes $10,533,632 of interest capitalized on the final closing date); and

•        an option to acquire the number of common units of Beneficient, interests or other property that would be received by a holder of the NPC-A Prime limited partnership interests of Beneficient Holdings, L.P., an affiliate of Beneficient.

Additionally, we issued:

•        27,013,516 shares of our common stock (which includes five million shares of common stock issued at the final closing of the Transaction upon the conversion of our Series B Convertible Preferred Stock); and

•        L Bonds having an aggregate principal amount of $366,891,940 (“Seller Trust L Bonds”).

A description of the Transaction is set forth in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 14, 2018 and amended on November 9, 2018, in our Information Statement on Schedule 14C, filed with the Securities and Exchange Commission on December 6, 2018, and in our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2019. The foregoing description of the securities held and issued by us upon the final closing of the Transaction does not purport to be complete and is qualified in its entirety by reference to such filings and the documents attached as exhibits to such filings.

We concluded the Transaction to provide us with a significant increase and diversification in our alternative asset exposure, in addition to a new significant source of earnings and cash flow, and to open new strategic growth opportunities. Beneficient operates in a sector of the alternative asset market that is complimentary to ours by providing trust and liquidity products to the owners of illiquid alternative investment assets. As part of the Transaction, we intend to leverage our significant infrastructure and expertise to bring Beneficient’s trust and liquidity products and services to independent broker dealers and registered investment advisors throughout the United States.

Accordingly, we are expanding the scope of the potential use of proceeds of our L Bonds (as described below) to include, among other things, funding additional opportunities to invest in Beneficient that may arise in the future.

USE OF PROCEEDS

If all of the L Bonds are sold, we expect to receive up to approximately $918.8 million of net proceeds from this offering after paying our estimated offering and related expenses and the estimated selling commissions and additional compensation consisting of the following:

•        a dealer-manager fee payable to the dealer manager in an amount equal to 0.50% of the principal amount of all L Bonds sold;

•        an accountable expense allowance to be paid to the selling group members, which may include due diligence expenses of the dealer manager and selling group members set forth in a detailed and itemized invoice and as further described below;

•        wholesaling fees, which may consist of commissions and non-transaction based compensation of the wholesalers;

•        non-cash compensation, which may consist of an occasional meal, a ticket to a sporting event or the theater, or comparable entertainment that is neither so frequent nor so extensive as to raise any question of propriety and is not preconditioned on achievement of a sales target, the national and regional sales conferences of our selling group members, training and education meetings for registered representatives of our selling group members, and permissible forms of non-cash compensation to registered representatives of our selling group members, such as gifts that do not exceed an aggregate value of $100 per annum per registered representative and that are not pre-conditioned on achievement of a sales target, including but not limited to seasonal gifts; and

•        up to a 1.00% reallowance to selling group members.

We expect the selling commissions and additional compensation to aggregate approximately $80.0 million based on expected average selling commissions of $50.0 million (5.00%), dealer-manager fees of $5.0 million (0.50%), and additional expenses aggregating to $25.0 million (2.50%), assuming the sale of all of the L Bonds.

Our dealer manager will enter into participating dealer agreements with certain other broker-dealers that are members of FINRA, referred to as “selling group members,” to authorize those broker-dealers to sell our L Bonds. As explained elsewhere in this prospectus, the maximum amount of commissions, dealer manager fees and additional compensation payable to the dealer manager and selling group members is 8.00% of the aggregate principal amount of L Bonds sold. Therefore, if all of the L Bonds were sold and the maximum commissions, dealer manager fees and additional compensation were paid, we estimate that the net proceeds to us, after paying our own estimated offering and related expenses, would be approximately $918.8 million. Nevertheless, because we do not know the total principal amount of L Bonds that will be ultimately sold, we are unable to accurately forecast the total net proceeds that will be generated by this offering.

There is no minimum amount of L Bonds that must be sold before we access investor funds. The exact amount of proceeds we receive may vary considerably depending on a variety of factors, including how long the L Bonds are offered.

Our goal is to use a majority of the net proceeds from the sale of L Bonds to grow our alternative asset exposure by continuing to purchase additional life insurance policies and making additional investments in Beneficient. The amount of net proceeds allocated towards each of these asset classes will depend, among other things, on how long the L Bonds are offered, the amount of net proceeds that we receive from the sale of L Bonds being offered, the existence and timing of investment opportunities, our cash needs for certain other expenditures (summarized below) we anticipate incurring in connection with this offering and in connection with our business, and the availability of other sources of cash (e.g., realizations of life insurance policy benefits, distributions from investments in Beneficient, the issuance of common or preferred equity, and borrowings from senior credit facilities). These certain other expenditures include:

•        servicing our portfolio of life insurance assets (i.e., paying attendant life insurance policy premiums);

•        paying principal (at maturity or upon earlier prepayment or redemption), interest and fees to our lenders, including under a senior credit facility, previously issued L Bonds, Seller Trust L Bonds and the L Bonds offered hereby;

•        paying dividends on our preferred stock;

•        paying transaction expenses relating to interest rate hedging and similar derivative transactions (e.g., caps, collars, etc.); and

•        general working capital purposes.

Our use of funds for general working capital purposes is expected to include, but not be limited to, expenditures such as (i) obtaining life expectancy reports, (ii) mortality tracking, (iii) legal and collections expenses, (iv) sales and marketing expenses, (v) general and administrative expenses, (vi) asset management expenses, (vii) tax liabilities, and (viii) interest rate caps, swaps or hedging instruments for our life insurance policy portfolio or our indebtedness.

As indicated above, the extent to which we will use proceeds from this offering for these other purposes, and the amounts and timing of such expenditures will depend on, among other things, how long the L Bonds are offered, the amount of net proceeds that we receive from the sale of L Bonds being offered, the existence and timing of opportunities to expand our portfolio of life insurance policy assets, the existence and timing of opportunities to strategically increase our investment in Beneficient, the availability of funds from other sources, including realizations from policy benefits, distributions from investments in Beneficient, the issuance of common or preferred equity, borrowings from senior credit facilities, and certain other factors.

Net offering proceeds not immediately applied to the uses summarized above will be invested in bank deposits or short-term investments such as money market funds, commercial paper, U.S. Treasury Bills and similar securities investments pending their use.

Also as indicated above, we may use some of the net proceeds from this offering to pay principal amounts owing under previously issued L Bonds, Seller Trust L Bonds and L Bonds offered hereby. The amount of such securities that we would repay with proceeds of this offering will depend on, among other things, whether the holders of such notes elect repayment rather than renewal of such securities, as well as whether we elect to use other sources of repayment.

The maximum amount of L Bonds we may issue and have outstanding is limited by our debt coverage ratio.

1,000,000 Units

($1,000,000,000)

GWG HOLDINGS, INC.

L Bonds

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PROSPECTUS SUPPLEMENT

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January 4, 2019